EXHIBIT 99.1

Aptose to Participate in Upcoming Investor Conferences

SAN DIEGO and TORONTO, March 03, 2016 (GLOBE NEWSWIRE) -- Aptose Biosciences Inc. (NASDAQ:APTO) (TSX:APS), a clinical-stage company developing new therapeutics and molecular diagnostics that target the underlying mechanisms of cancer, today announced that William G. Rice, Ph.D., Chairman, President and Chief Executive Officer, will present at the following upcoming conferences:

  Cowen & Company 36th Annual Healthcare Conference
  Aptose’s corporate presentation is scheduled to take place at 2:00 p.m. ET on Monday, March 7, 2016 in Boston, MA.  A corresponding live webcast of the presentation can be accessed by visiting:

http://wsw.com/webcast/cowen30/aps.to

  28th Annual ROTH Conference
  Aptose’s corporate presentation is scheduled to take place at 10:30 a.m. ET on Monday, March 14, 2016 in Dana Point, CA.  A corresponding live webcast of the presentation can be accessed by visiting:

http://wsw.com/webcast/roth30/apto

The audio webcasts will be archived shortly after the live event and will be available for 90 days through the Aptose website at www.aptose.com.

About Aptose Biosciences

Aptose Biosciences is a clinical-stage biotechnology company committed to discovering and developing personalized therapies addressing unmet medical needs in oncology. Aptose is advancing new therapeutics focused on novel cellular targets on the leading edge of cancer research coupled with validated biomarkers to identify the optimal patient population for our products. The company's small molecule cancer therapeutics pipeline includes products designed to provide additive or synergistic efficacy with existing anti-cancer therapies and regimens without overlapping toxicities. Aptose Biosciences Inc. is listed on NASDAQ under the symbol APTO and on the TSX under the symbol APS.  For further information, please visit www.aptose.com.

For further information, please contact:

Aptose Biosciences
Greg Chow, CFO
647-479-9828
gchow@aptose.com

BCC Partners
Karen L. Bergman or Susan Pietropaolo
650-575-1509 or 845-638-6290
kbergman@bccpartners.com or spietropaolo@bccpartners.com